UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
FREMONT GENERAL CORPORATION
(Exact name of registrant as specified in its charter)

Nevada (State of Incorporation or organization)	95-2815260 (I.R.S. Employer Identification No.)
2425 Olympic Boulevard, 3rd Floor, Santa Monica, California 90404
(Address of principal executive offices) (Zip code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Rights to Purchase Series A Junior Participating Preferred Stock (pursuant to Rights Agreement, dated as of October 23, 2007)	New York Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates: N/A (If applicable)
Securities to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered.
Item 2. Exhibits.
SIGNATURE
EXHIBIT INDEX

Item 1.	Description of Registrant’s Securities to be Registered.
     On October 23, 2007, Fremont General Corporation (the “Company”) entered into a Stockholder Rights Agreement (the “Rights Agreement”) which provides for a dividend distribution of one preferred share purchase right (a “Right”) for each outstanding share of the Company’s common stock, par value $1.00 per share (the “Common Stock”). The dividend is payable on November 2, 2007 to the Company’s stockholders of record at the close of business on that date (the “Record Date”). Each newly issued Right will entitle the registered holder to purchase from the Company one one-thousandth of a share (a “Unit”) of a series of the Company’s preferred stock designated as Series A Junior Participating Preferred Stock (“Preferred Stock”) at a price of $12.00 per one one-thousandth of a share (the “Purchase Price”), subject to adjustment.
     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 5% or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”) or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person (notwithstanding the requirement described below that the Board of Directors affirmatively determine that such person shall be an Acquiring Person); provided, however, that the Distribution Date shall not occur unless, within either of the ten business day periods (or such later date) specified in clauses (i) and (ii) above, the Board of Directors of the Company shall have affirmatively determined that a Distribution Date shall occur upon the end of such applicable ten business day (or later) period. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.
     The definition of Acquiring Person contained in the Rights Agreement contains several exemptions, including for (i) the Company or any of its subsidiaries, (ii) any employee benefit plan of the Company, or of any subsidiary of the Company, or any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan, (iii) any person who becomes the beneficial owner of 5% or more of the shares of Common Stock then outstanding as a result of a reduction in the number of shares of Common Stock by the Company, unless and until such person, after becoming aware that such person has become the beneficial owner of such percentage of shares of Common Stock, acquires beneficial ownership of any additional shares of Common Stock, (iv) any person who beneficially owns 5% or more of the shares of Common Stock on the date of the Rights Agreement, unless and until such person and its affiliates and associates acquire any additional shares of Common Stock or such person decreases its percentage ownership below 5% of the Common Stock then outstanding, or (v) any such person who has reported or is required to report such ownership (but less than 10%) on Schedule 13G or Schedule 13D under the Securities Exchange Act of 1934, as amended, which Schedule 13D does not state any intention to or reserve the right to control or influence the management or policies of the Company, and who, upon request, certifies to the Company that such person acquired shares of Common Stock in excess of 4.9% inadvertently or without knowledge of the terms of the Rights and who or which, together with all affiliates and associates, disposes of such number of shares of Common Stock so that it, together with all affiliates and associates, is no longer the beneficial owner of 5% or more of the shares of Common Stock then outstanding. No person shall be an Acquiring Person unless the Board of Directors of the Company affirmatively determines, within ten business days after such person otherwise meets the requirements of the definition of Acquiring Person, that such person shall be an Acquiring Person.
     The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on November 2, 2017, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.
     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.
     In the event that a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.
     For example, at an exercise price of $12.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $24.00 worth of Common Stock (or other consideration, as noted above) for $12.00. Assuming that the Common Stock had a per share value of $4.00 at such time, the holder of each valid Right would be entitled to purchase 6 shares of Common Stock for $12.00.

     In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”
     At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).
     The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).
     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.
     At any time until ten business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right, referred to as the “Redemption Price” (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The foregoing notwithstanding, the Rights generally may not be redeemed for one hundred eighty (180) days following a change in a majority of the Board of Directors as a result of a proxy contest.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.
     Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.
     The holder of each share of Common Stock of the Company outstanding at the close of business on November 2, 2007 will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. The Company has initially reserved 200,000 shares of Preferred Stock for issuance upon exercise of the Rights.
     The Rights may have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become exercisable. The Rights, however, should not affect any prospective offeror willing to make an offer at a price that is fair and otherwise in the best interest of the Company and its stockholders. The Rights should not interfere with any merger or other business combination approved by the Board since (i) the Rights will not become exercisable unless the Board affirmatively determines that a Distribution Date shall occur and (ii) the Board may, at its option, at any time until ten business days following the Stock Acquisition Date, redeem the then outstanding Rights at the Redemption Price or take other action to exempt such a transaction under the Rights Agreement.
     The Rights Agreement, dated as of October 23, 2007, between the Company and Mellon Investor Services LLC, as Rights Agent, specifying the terms of the Rights, is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The foregoing description of the Rights and the Rights Agreement is qualified in its entirety by reference to such exhibit.

Item 2.	Exhibits.
1.	Rights Agreement, dated as of October 23, 2007, by and between the registrant and Mellon Investor Services LLC, including the Form of Certificate of Designation attached as Exhibit A thereto, the Form of Rights Certificate attached as Exhibit B thereto and the Summary of Rights to Purchase Preferred Stock attached as Exhibit C thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the registrant with the Securities and Exchange Commission on October 24, 2007).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 24, 2007

FREMONT GENERAL CORPORATION
By:	/s/ Louis J. Rampino
Louis J. Rampino
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
1.	Rights Agreement, dated as of October 23, 2007, by and between the registrant and Mellon Investor Services LLC, including the Form of Certificate of Designation attached as Exhibit A thereto, the Form of Rights Certificate attached as Exhibit B thereto and the Summary of Rights to Purchase Preferred Stock attached as Exhibit C thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the registrant with the Securities and Exchange Commission on October 24, 2007).